UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42669

PITANIUM LIMITED

(Registrant’s Name)

30F, Gravity, 29 Hing Yip Street,

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On June 13, 2025, Pitanium Limited (the “Company”) closed on the underwriter’s partial exercise of their over-allotment option (the “Over-Allotment Option”) to purchase 90,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), pursuant to the previously disclosed underwriting agreement, dated May 29, 2025 (the “Underwriting Agreement”) with Cathay Securities, Inc., as the representative of the several Underwriters named the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-284998) (the “IPO”) of 1,750,000 Ordinary Shares. On June 2, 2025, the Company closed the IPO, and the Representative, concurrently, partially exercised its Over-Allotment Option—172,500 Ordinary Shares.

Pursuant to the Over-Allotment Option, the Representative purchased an additional 90,000 Ordinary Shares at the public offering price of $4.00 per share, resulting in additional gross proceeds of $360,000. After giving effect to the exercise of the Over-Allotment Option, the total number of Ordinary Shares sold by the Company in the IPO increased to 2,012,500 ordinary shares and the gross proceeds increased to $8.05 million, before deducting underwriting discounts and other related expenses

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PITANIUM LIMITED

Date:	June 16, 2025	By:	/s/ Ying Yeung Wong
		Name:	Ying Yeung Wong
		Title:	Chief Executive Officer and Director